UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Switch, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of class of securities)

87105L104

(CUSIP number)

December 31, 2019

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	SCHEDULE 13G	Page 2 of 6 Pages

1.	Name of Reporting Person: Peter Thomas
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 12,930,388 (1)(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 12,930,388 (1)(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,930,388 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 13.5% (3)
12.	Type of Reporting Person: IN

(1)

Includes common units of Switch, Ltd. (“Common Units”) and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Includes (i) 850,500 shares of Class A common stock held directly, (ii) 9,100,000 Common Units and associated Class B common stock held directly, and (iii) 2,979,888 shares of Class A common stock held by the Thomas & Mack Co., Limited Liability Company (“T&MC”), of which Mr. Thomas has sole voting and dispositive control. Mr. Thomas disclaims beneficial interest of the securities owned by T&MC, except to the extent of his pecuniary interest therein.

(3)

Based upon 86,796,336 shares of the Issuer’s Class A common stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019. The total securities currently deemed beneficially owned by Mr. Thomas represent approximately 5.3% of the total voting power of the Issuer, based on the reported 86,796,336 shares of Class A common stock, 112,145,474 shares of Class B common stock, and 42,944,647 shares of Class C common stock outstanding as of November 1, 2019, and giving effect to the conversion of each share of super-voting Class C common stock into one share of Class B common stock as of November 8, 2019.

CUSIP No. 87105L104	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer:

Switch, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7135 S. Decatur Boulevard

Las Vegas, NV 89118

Item 2.	(a) Name of Person Filing:

Peter Thomas

(b)	Address or Principal Business Office or, if none, Residence:

2300 West Sahara Ave.

Suite 530

Las Vegas, NV 89102

(c)	Citizenship or Place of Organization:

United States

(d)	Title of Class of Securities:

Class A common stock, $0.001 par value per share

(e)	CUSIP Number:

87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 4 of 6 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Peter Thomas
(a)	Amount beneficially owned:	12,930,388	(1	)(2)
(b)	Percent of class:	13.5%	(3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	12,930,388	(1	)(2)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	12,930,388	(1	)(2)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)

Includes common units of Switch, Ltd. (“Common Units”) and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Includes (i) 850,500 shares of Class A common stock held directly, (ii) 9,100,000 Common Units and associated Class B common stock held directly, and (iii) 2,979,888 shares of Class A common stock held by the Thomas & Mack Co., Limited Liability Company (“T&MC”), of which Mr. Thomas has sole voting and dispositive control. Mr. Thomas disclaims beneficial interest of the securities owned by T&MC, except to the extent of his pecuniary interest therein.

(3)

Based upon 86,796,336 shares of the Issuer’s Class A common stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019. The total securities currently deemed beneficially owned by Mr. Thomas represent approximately 5.3% of the total voting power of the Issuer, based on the reported 86,796,336 shares of Class A common stock, 112,145,474 shares of Class B common stock, and 42,944,647 shares of Class C common stock outstanding as of November 1, 2019, and giving effect to the conversion of each share of super-voting Class C common stock into one share of Class B common stock as of November 8, 2019.

CUSIP No. 87105L104	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020	Peter Thomas

/s/ Peter Thomas